Exhibit 7
Charter No. 1461
Comptroller of the Currency
Northeastern District
REPORT OF CONDITION
CONSOLIDATING
DOMESTIC AND FOREIGN
SUBSIDIARIES OF
Citibank, N.A. of New York in the State of New York, at the close of business on March 31, 2007, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

ASSETS	Thousands of dollars
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$17,516,000
Interest-bearing balances	40,777,000
Held-to-maturity securities	1,000
Available-for-sale securities	220,170,000
Federal funds sold in domestic Offices	982,000
Federal funds sold and securities purchased under agreements to resell	9,887,000
Loans and leases held for sale	16,040,000
Loans and lease financing receivables:
Loans and Leases, net of unearned income	579,223,000
LESS: Allowance for loan and lease losses	5,854,000
Loans and leases, net of unearned income, allowance, and reserve	573,369,000
Trading assets	105,980,000
Premises and fixed assets (including capitalized leases)	5,215,000
Other real estate owned	309,000
Investments in unconsolidated subsidiaries and associated companies	3,504,000
Intangible assets: Goodwill	14,938,000
Intangible assets: Other intangible assets	10,631,000
Other assets	57,630,000

TOTAL ASSETS	$1,076,949,000

LIABILITIES
Deposits: In domestic offices	$205,237,000
Noninterest- bearing	39,463,000
Interest- bearing	165,774,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	485,568,000
Noninterest- bearing	32,762,000
Interest- bearing	452,806,000
Federal funds purchased in domestic Offices	19,232,000
Federal funds purchased and securities sold under agreements to repurchase	9,372,000
Trading liabilities	44,774,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases): ss	163,319,000
Subordinated notes and debentures	23,000,000
Other liabilities	48,074,000

TOTAL LIABILITIES	$998,576,000

Minority interest in consolidated
Subsidiaries	1,071,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	751,000
Surplus	45,794,000
Retained Earnings	32,399,000

Accumulated net gains (losses) on cash flow hedges	(1,642,000)
Other equity capital components	0

TOTAL EQUITY CAPITAL	$77,302,000

TOTAL LIABILITIES AND EQUITY CAPITAL	$1,076,949,000

I, the undersigned CFO (or equivalent) of the named bank, attest that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.
CARY CRITTENDEN
We, the undersigned directors (trustees), attest to the correctness of the Reports of Condition and Income (including the supporting schedules) for this report date and declare that the Reports of Condition and Income have been examined by us and to the best of our knowledge and belief have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true and correct.
SALLIE KRAWCHECK
KEVIN KESSINGER
DAVID BUSHNELL
DIRECTORS